Exhibit 99.2

27 February 2013	For analyst and media enquiries, please call Sean O’Sullivan on +61 2 82745246

3rd quarter net operating profit US$28.8m

Nine month net operating profit US$113.1m

(excluding asbestos, asset impairments, ASIC expenses, New

Zealand product liability expenses and tax adjustments)

James Hardie today announced a US$28.8 million net operating profit, excluding asbestos, asset impairments, Australian Securities and Investments Commission (“ASIC”) expenses, New Zealand product liability expenses and tax adjustments, for the quarter ended 31 December 2012, an increase of 3% compared to US$28.0 million in the prior corresponding quarter.

Net operating profit including asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments increased to US$31.5 million, compared to a loss of US$4.8 million in the prior corresponding quarter, as discussed below.

For the nine months, net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments increased 3% to US$113.1 million, compared to US$109.3 million in the prior corresponding period. The nine month result reflects, on a pre-tax basis, a US$5.5 million foreign exchange gain and a US$2.7 million legal cost recovery.

Net operating profit including asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased 7% from US$123.6 million in the prior corresponding period to US$115.0 million, as discussed below.

CEO Commentary

“Our sales volume increased 17% in the USA and Europe Fibre Cement segment during the quarter, providing further evidence that the housing recovery in the US is gaining momentum. However, EBIT growth continued to be constrained by a lower average net sales price and elevated costs due to ongoing investment in organisational capabilities ahead of a more active market environment,” said James Hardie CEO, Louis Gries.

“Over the next twelve months, sales growth is anticipated to exceed operating cost increases. EBIT to revenue margins are therefore expected to improve,” said Mr Gries.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate excluding asbestos, asset impairments and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	1

“In anticipation of a continued market recovery in the US, the company intends to expand production capacity, and the Board has approved capital expenditure of US$34 million for the reconfiguration and refurbishment of the Fontana, California plant, which was closed in December 2008 and is scheduled to re-open in early calendar year 2014,” Mr Gries added.

“Sales volume in our Asia Pacific business increased compared to prior quarters. The third quarter result reflected consistent earnings of our Philippines business and a continued recovery in the New Zealand market, while our Australia business continued to operate at subdued levels,” said Louis Gries.

Operating Performance

For the quarter, total net sales increased 13% to US$320.4 million and gross profit was up 6% to US$96.2 million. EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased 6% to US$34.7 million compared to the prior corresponding quarter. EBIT including asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses for the quarter increased from US$1.8 million in the third quarter of last year to US$32.5 million in the third quarter of the current year.

For the nine months, total net sales increased 7% to US$994.5 million and gross profit was up 2% to US$317.5 million, compared to US$311.4 million in the prior corresponding period. EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased 5% to US$144.0 million and reflects, on a pre-tax basis, a foreign exchange gain of US$5.5 million and a legal cost recovery of US$2.7 million, as explained above. EBIT including asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased from US$162.9 million to US$137.8 million.

3rd Quarter and Nine Months Results at a Glance

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2013	FY 2012	Change	FY 2013	FY 2012	Change
Net sales	$320.4	$283.0	13	$994.5	$928.2	7
Gross profit	96.2	90.6	6	317.5	311.4	2
EBIT excluding asbestos, ASIC expenses, asset impairments and New Zealand product liability expenses	34.7	36.8	(6)	144.0	152.0	(5)
AICF SG&A expenses	(0.5)	(0.9)	44	(1.2)	(2.3)	48
Asbestos adjustments	11.7	(33.5)	—	14.5	15.2	(5)
ASIC expenses	(0.1)	(0.3)	67	(0.5)	(1.0)	50
New Zealand product liability expenses	(7.5)	(0.3)	—	(13.2)	(1.0)	—
Asset impairments	(5.8)	—	—	(5.8)	—	—
EBIT	32.5	1.8	—	137.8	162.9	(15)
Net interest income (expense)	2.1	(1.5)	—	2.3	(3.7)	—
Other income (expense)	0.5	1.5	(67)	1.2	(0.5)	—
Income tax expense	(3.6)	(6.6)	45	(26.3)	(35.1)	25
Net operating profit (loss)	31.5	(4.8)	—	115.0	123.6	(7)
Diluted earnings (loss) per share (US cents)	7.2	(1.1)	—	26.2	28.2	(7)

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	2

For the quarter, net operating profit increased to US$31.5 million, compared to a loss of US$4.8 million in the prior corresponding quarter. Net operating profit for the quarter included favourable asbestos adjustments of US$11.7 million, asset impairment charges of US$5.8 million and New Zealand product liability expenses of US$7.5 million. The increase in New Zealand product liability expenses relates to an accounting provision for certain legacy product liability claims in New Zealand that now have reduced access to recoveries from third parties to cover a portion of the costs incurred to resolve these claims. These legacy claims relate to buildings that were primarily constructed during calendar years 1998-2004.

For the nine months, net operating profit decreased 7% from US$123.6 million in the prior corresponding period to US$115.0 million. Net operating profit for the nine months included favourable asbestos adjustments of US$14.5 million, asset impairment charges of US$5.8 million and New Zealand product liability expenses of US$13.2 million. Net operating profit for the nine months was also favourably impacted by, on a pre-tax basis, a US$5.5 million foreign exchange gain on an Australian dollar intercompany loan and a recovery of US$2.7 million for legal costs associated with the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment from the Australian Taxation Office (“ATO”).

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2013	FY 2012	Change	FY 2013	FY 2012	Change
Net operating profit (loss)	$31.5	$(4.8)	—	$115.0	$123.6	(7)
Diluted earnings (loss) per share	7.2	(1.1)	—	26.2	28.2	(7)
Excluding:
Asbestos:
Asbestos adjustments	(11.7)	33.5	—	(14.5)	(15.2)	5
AICF SG&A expenses	0.5	0.9	(44)	1.2	2.3	(48)
AICF interest income	(3.4)	(0.8)	—	(5.6)	(2.2)	—
Tax expense (benefit) related to asbestos adjustments	2.5	(0.1)	—	5.1	(0.1)	—
Asset impairments	5.8	—	—	5.8	—	—
ASIC expenses	0.1	0.3	(67)	0.5	1.0	(50)
New Zealand product liability expenses	7.5	0.3	—	13.2	1.0	—

Tax adjustments	(4.0)	(1.3)	—	(7.6)	(1.1)	—

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$28.8	$28.0	3	$113.1	$109.3	3

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.5	6.4	2	25.8	24.9	4

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments for the quarter increased 2% to US6.5 cents compared to US6.4 cents in the prior corresponding quarter. For the quarter, diluted earnings per share increased to US7.2 cents from a loss of US1.1 cents in the prior corresponding quarter.

For the nine months, diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments increased 4% to US25.8 cents compared to US24.9 cents in the corresponding period of the prior year. Diluted earnings per share decreased 7% from US28.2 cents to US26.2 cents during the nine months compared to the prior corresponding period.

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	3

USA and Europe Fibre Cement

USA and Europe Fibre Cement EBIT for the quarter decreased from US$31.0 million in the prior corresponding quarter to US$24.6 million. For the nine months, USA and Europe Fibre Cement EBIT decreased from US$126.3 million in the prior corresponding period to US$118.9 million.

For both the quarter and the nine months, EBIT was impacted by a lower average net sales price, higher fixed manufacturing costs, an unfavourable shift in product mix, higher organisational costs to increase capability in anticipation of an improved operating environment in the US housing market and asset impairment charges at the Waxahachie and Fontana plants. These unfavourable movements were partially offset by higher sales volume and lower input costs (primarily pulp and freight) compared to the prior corresponding period.

For the quarter, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased 2% from US$31.0 million in the prior corresponding quarter to US$30.4 million. For the nine months, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased 1% from US$126.3 million in the prior corresponding period to US$124.7 million.

At US$863 per ton, the average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 6% lower than in the equivalent quarter of last year and, at US$872 per ton, the average NBSK pulp price in the nine months was 11% lower than the previous corresponding period.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 128,800 in the December 2012 quarter, 29% above the December 2011 quarter. Industry data indicates gains in both single-family and multi-family production. This increase in activity in the US housing market follows consistent gains in builder confidence.

Although industry analysts suggest that increased activity in the US housing market is expected to continue relative to the prior year, the company expects an improvement in the US operating environment to occur over a protracted period, and the rate of growth may be constrained due to ongoing tight credit conditions and elevated levels of unemployment in the broader US economy.

In anticipation of a continued recovery in the US housing market, the company expects to incur capital expenditures over the next twelve months to increase production capacity, including at the Fontana, California plant, which is expected to re-open in early calendar year 2014. The Fontana plant is the company’s original fibre cement plant in the US and opened in 1989.

Asia Pacific Fibre Cement

According to Australian Bureau of Statistics data, detached housing approvals, on an original basis, for the nine months to 31 December 2012 decreased 3% when compared with the prior corresponding period, reflecting continued weak consumer confidence. For the quarter ended 31 December 2012, detached housing approvals increased 3% when compared to the prior corresponding period.

Sales volume in the Australian business increased in the quarter when measured against the previous corresponding quarter, but decreased in the nine month period.

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	4

The lower operating earnings of the Australian business relative to the prior corresponding quarter and nine months reflect a subdued and increasingly competitive operating environment.

For both the quarter and nine months, the New Zealand business’ sales volumes increased when compared to the prior corresponding periods. The business is performing well relative to the market and is positioned to take advantage of an upturn in the New Zealand housing market.

The Philippines business also continued to perform well and contributed increased earnings for the quarter and nine months, when compared to previous corresponding periods.

Cash Flow

Net operating cash flow decreased from US$109.2 million in the corresponding period of the prior year to US$83.3 million for the nine months. The movement in net operating cash flow was primarily driven by the company’s contribution to the Asbestos Injuries Compensation Fund (“AICF”) of US$45.4 million (A$45.2 million) in July 2012. Additionally, during the nine months, the company made a tax payment of US$81.3 million in respect of FY2012 which arose from the conclusion of RCI’s disputed amended tax assessment with the ATO. Net operating cash flow in the corresponding period of the prior year included the company’s contribution to AICF of US$51.5 million (A$48.9 million), a tax refund of US$12.3 million and a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

Net capital expenditure for the purchase of property, plant and equipment in the nine months increased to US$41.3 million, from US$25.2 million in the same period of the prior year. The current year increase in capital expenditures is largely a result of facility upgrades and expansions, as the company is anticipating a continued recovery in the US housing market.

Dividends paid during the nine months increased to US$166.4 million, reflecting a payment of US38.0 cents per security, compared to nil in the prior corresponding period.

Outlook

The operating environment in the US continues to reflect an increasing number of housing starts and improved house values. According to the National Association of Home Builders (“NAHB”), single-family building permits in calendar year 2012 were up 24%, with multi-family building permits up 53%, relative to the prior calendar year. In addition, industry data indicates that activity in the repair and remodel market for calendar year 2012 is at its highest nominal dollar value since September 2007.

The company expects that the rate of improvement in the US housing market will be commensurate with industry forecasts. In anticipation of the continued US housing market recovery, the company is developing organisational capability and investing in both capacity expansions and market development initiatives.

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	5

If the underlying market demand improves as expected, the company anticipates that EBIT over the next twelve months will increase as the growth in sales exceeds spending on organisational initiatives. These gains are expected to result in an EBIT to revenue margin above 20% in the USA and Europe Fibre Cement segment.

In Australia, the operating environment remains subdued and the company does not expect any substantial pick up in demand in the near term. The New Zealand market continues to improve and the Philippines business continues to perform well and is expected to contribute consistent earnings in a stable operating environment.

Full Year Earnings Guidance

Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments to be between US$136 million and US$141 million assuming, among other things, housing industry conditions in the United States continue to improve and that an average exchange rate of approximately US$1.04/A$1.00 applies for the balance of the year ending 31 March 2013. This full year earnings guidance reflects, on a pre-tax basis, a US$5.5 million foreign exchange gain and a US$2.7 million legal cost recovery, as described above.

Management cautions that housing market conditions remain uncertain and some input costs remain volatile. The comparable net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments for fiscal year 2012 was US$142.8 million.

The Company is unable to forecast the comparable U.S. GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Dividend and Future Shareholder Returns

As announced on 21 May 2012, the company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”) on 23 July 2012. The total amount of the FY2012 second half dividend was US$166.4 million, compared to nil in the prior corresponding period.

As announced on 15 November 2012, the company paid a dividend to shareholders of US5.0 cents per security on 25 January 2013 (“FY2013 first half dividend”). The total amount of the FY2013 first half dividend was US$22.1 million. During the prior corresponding period, the company paid a dividend (“FY2012 first half dividend”) to shareholders of US$17.4 million, reflecting a payment of US4.0 cents per security.

As also announced on 15 November 2012, the company expects to be in a position to make further distributions to shareholders in the near term as follows:

(1)	subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;

(2)

for dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments) to 30% to 50% of net operating profit (excluding asbestos adjustments); and

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	6

(3)

if and to the extent that the company does not undertake share buybacks between today and the announcement of FY 2013 results in May 2013, the company will consider an increase of its dividend payout ratio for financial year 2013. In this event, the dividend in respect of the second half of financial year 2013 is anticipated to be approximately US35.0 cents per security, subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2013.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 31 December 2012 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability, asset impairments and contingent liabilities.

Changes in the company’s asbestos liability (including changes in foreign exchange rates), ASIC proceedings, New Zealand product liability, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements.

Readers are referred to Notes 14, 7, 9 and 10 of the company’s 31 December 2012 Condensed Consolidated Financial Statements for more information regarding the company’s asset impairments, asbestos liability, ASIC proceedings, New Zealand product liability and income tax related issues, respectively.

END

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5246
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation of 27 February 2013, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	7

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit before income taxes – is equivalent to the US GAAP measure of income before income taxes.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	8

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
EBIT	$32.5	$1.8	$137.8	$162.9

Asbestos:
Asbestos adjustments	(11.7)	33.5	(14.5)	(15.2)
AICF SG&A expenses	0.5	0.9	1.2	2.3
Asset impairments	5.8	—	5.8	—
ASIC expenses	0.1	0.3	0.5	1.0
New Zealand product liability expenses	7.5	0.3	13.2	1.0

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	34.7	36.8	144.0	152.0

Net sales	$320.4	$283.0	$994.5	$928.2
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	10.8%	13.0%	14.5%	16.4%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Net operating profit (loss)	$31.5	$(4.8)	$115.0	$123.6

Asbestos:
Asbestos adjustments	(11.7)	33.5	(14.5)	(15.2)
AICF SG&A expenses	0.5	0.9	1.2	2.3
AICF interest income	(3.4)	(0.8)	(5.6)	(2.2)
Tax expense (benefit) related to asbestos	2.5	(0.1)	5.1	(0.1)
Asset impairments	5.8	—	5.8	—

ASIC expenses	0.1	0.3	0.5	1.0

New Zealand product liability expenses	7.5	0.3	13.2	1.0

Tax adjustments	(4.0)	(1.3)	(7.6)	(1.1)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$28.8	$28.0	$113.1	$109.3

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	9

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$28.8	$28.0	$113.1	$109.3
Weighted average common shares outstanding - Diluted (millions)	440.3	435.0	439.0	438.4

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.5	6.4	25.8	24.9

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Operating profit before income taxes	$35.1	$1.8	$141.3	$158.7

Asbestos:
Asbestos adjustments	(11.7)	33.5	(14.5)	(15.2)
AICF SG&A expenses	0.5	0.9	1.2	2.3
AICF interest income	(3.4)	(0.8)	(5.6)	(2.2)
Asset impairments	5.8	—	5.8	—

Operating profit before income taxes excluding asbestos and asset impairments	$26.3	$35.4	$128.2	$143.6

Income tax expense	(3.6)	(6.6)	(26.3)	(35.1)

Asbestos:

Tax expense (benefit) related to asbestos adjustments	2.5	(0.1)	5.1	(0.1)
Tax adjustments	(4.0)	(1.3)	(7.6)	(1.1)

Income tax expense excluding tax adjustments	(5.1)	(8.0)	(28.8)	(36.3)

Effective tax rate	10.3%	366.7%	18.6%	22.1%

Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments	19.4%	22.6%	22.5%	25.3%

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	10

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
EBIT	$32.5	$1.8	$137.8	$162.9
Depreciation and amortisation	17.3	17.0	48.0	47.8

Adjusted EBITDA	$49.8	$18.8	$185.8	$210.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
General corporate costs	$8.2	$9.2	$20.3	$27.1

Excluding:
ASIC expenses	(0.1)	(0.3)	(0.5)	(1.0)
Intercompany foreign exchange gain	—	—	5.5	—
Recovery of RCI legal costs	—	—	2.7	—

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$8.1	$8.9	$28.0	$26.1

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	11

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Selling, general and administrative expenses	$59.7	$48.0	$160.6	$142.1
Excluding:
New Zealand product liability expenses	(7.5)	(0.3)	(13.2)	(1.0)

Selling, general and administrative expenses excluding New Zealand product liability expenses	$52.2	$47.7	$147.4	$141.1

Net Sales	$320.4	$283.0	$994.5	$928.2
Selling, general and administrative expenses as a percentage of sales	18.6%	17.0%	16.1%	15.3%
Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	16.3%	16.9%	14.8%	15.2%

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	12

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie – 3rd Quarter and Nine Months FY13	13